August 24, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Melissa Kindelan, Kathleen Collins, Edwin Kim and Larry Spirgel

Re:    Hanryu Holdings, Inc.

         Amendment No. 1 to Draft Registration Statement on Form S-1

         CIK No. 001911545

Dear Mses. Kindelan and Collins and Messrs. Kim and Spirgel,

This letter is submitted on behalf of Hanryu Holdings, Inc. (the “Company”) in response to comments of the staff of the Office of Technology (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 filed on May 24, 2022 (the “Draft Registration Statement”), as set forth in your letter dated June 24, 2022 (the “Comment Letter”) addressed to Chang-Hyuk Kang, Chief Executive Officer of the Company. Contemporaneously with the submission of this letter, the Company is filing Amendment No. 2 to the Draft Registration Statement (the “Amendment”), which Amendment will include certain revisions to disclosure in response to the Staff’s comments raised in the Comment Letter.

For reference purposes, the Staff’s numbered comments have been reproduced in bold and are immediately followed by the Company’s response. The responses provided herein are based upon information provided to by the Company to its securities counsel, Disclosure Law Group, a Professional Corporation.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 3

1.         Please revise here to disclose that you have not yet generated revenue from your platform, have had recurring losses since inception and have not achieved profitable operations, which raises substantial doubt about your ability to continue as a going concern.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has included the requested disclosure on page 6 of the Amendment under the heading “Risks Related to our Business.”

Prospectus Cover Page

2.         We note that your FANTOO user base exceeds 700,000 and your platform is translatable into 17 different languages. Please clarify if you derive any material revenue from sources outside of South Korea and clarify the geographic distribution of your current user base. While you describe the global popularity of K-Culture, it is unclear whether your operations, user base, advertisers and partners, Kingdom Coin and Kingdom Gold holders are primarily based in South Korea and if any of your expansion plans or offering proceeds, such as marketing, will be used to expand the reach of your platform. To the extent that you will focus in any region or countries for areas of expansion, please revise your risk factors and business section to address any particular regulatory concerns to those regions, such as restrictions to social networking and censorship.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has modified the disclosure on pages 4, 62, and 69 of the Amendment by including a list of the countries covered by the Company’s user base, as well as a summary of the Company’s planned geographic expansion and marketing objectives. The Company’s marketing efforts will primarily be based within the countries included in the Company’s existing user base. As such, the Company does not believe there is substantial risk of new restrictions to social networking and censorship to its current marketing plan.

3.         You describe that there are over 105 million fans of K-Culture throughout the world, which greatly exceeds the population of South Korea. Please clarify the location and size of the fans in other countries or regions. Further, clarify whether your social network and platform is heavily targeted towards younger users and clarify how that impacts your ability to operate your business model if a significant amount of your users are children. Discuss any particular regulatory restrictions on either content, operations or sales of services or goods.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 4, 62, and 65 of the Amendment to better describe the global reach of fans of K-Culture, as well as the primary age groups of the Company’s users. As disclosed in the Amendment, over 80% of FANTOO’s user base is between the ages of 20 to 39 years old. The Company believes this particular demographic has the highest revenue potential, so a large portion of the Company’s marketing efforts are intended to target users between the ages of 20 to 39 years old.

In addition, the Company notes that individuals under the age of 12 are restricted from using its application due to our age verification requirement. As the Company does not market to children, nor to countries that have significant regulatory restrictions outside of those disclosed in the Amendment, the Company has not provided any further disclosure regarding restrictions on content, operations or sales of services or goods.

4.         Please explain the interplay between Kingdom Gold and Kingdom Coin, clarifying that Kingdom Coin is a public digital asset and whether it is usable within the FANTOO platform and exchangeable for rewards. Clarify the company's intentions to utilize Kingdom Coin outside the FANTOO environment. For example, discuss any plans for the company to attract investment capital through future offerings of Kingdom Coin or user engagement.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 4, 46, and 63 of the Amendment to explain the interplay between Kingdom Gold (“KDG”) and Kingdom Coin (“KDC”). The revised disclosure notes that KDC is a public digital asset and not useable within the FANTOO platform, and that unless KDC is exchanged into KDG, it has no useable value on platform.

The Company further respectfully advises the Staff that on June 22, 2022 (the “Divestiture Date”), the Company divested itself of KDC and terminated all cryptocurrency- related activity (the “KDC Divestiture”). The Company transferred all of its KDC to Kingdom Coin Holdings, a Cayman Islands Foundation Company (the “KDC Foundation”), and no longer conducts or controls the operations, issuance, or sales of KDC. As the Company no longer controls the operations, issuance or sales of KDC, the Company has no plans to attract investment capital through offerings directly related to KDC.

5.         Please consider adding a post-IPO organizational chart and include the non-controlling interests of K-Commerce controlled by your management and your minority interests, including the ownership percentages. Please identify the primary operations of each entity in the organizational chart.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has included a post-IPO organizational chart on page 60 of the Amendment, which chart includes the non-controlling interests controlled by the Company’s management team and minority interests, in the Amendment.

6.         We note your statement that you "have irrevocably taken advantage of other reduced reporting requirements in this filing." Tell us what reporting requirements you are referring to.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that this statement was intended to disclose the Company’s election to utilize the reduced reporting requirements available to the Company as an Emerging Growth Company, as such term is defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, the Company acknowledges that this statement is not the appropriate language to reflect the Company’s intent, and the statement has been removed from the Amendment.

Risk Factors

Risks Related to Our Digital Assets, page 28

7.         Include a risk factor highlighting the potential for speculative trading in Kingdom Coin, and how it may impact the operation and growth of the FANTOO platform.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, although the Company appreciates and acknowledges the risks that were associated with the speculative trading of KDC and its impact on the operation and growth of the FANTOO platform, following the KDC Divestiture on June 22, 2022, The Company no longer believes this is a risk that applies to the Company’s business as of the date of the submission of the Amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Our Business Model, page 46

8.         Revise to include a discussion regarding the user reward system, Kingdom Gold and Kingdom Coin and how they relate to your business model and results of operations.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has included a discussion regarding KDG and how it relates to the Company’s business model and results of operations on page 46 of the Amendment. While the Company included disclosures regarding how KDG and KDC can be exchanged, the Company did not include as substantial a discussion with respect to KDC in the Amendment as, following the KDC Divestiture on June 22, 2022, KDC is no longer relevant to the Company’s results of operations.

9.         You state on page 60 that you have attracted more than 537,000 active users, with 80% of your users actively engaging with the platform. Please revise to describe how you define an active user and explain how this disclosure compares to your reference here to a “current user base exceeding 700,000 users.” Also, clarify what is meant by 80% of the users are "actively engaging" with your platform. In addition, tell us whether these are key metrics used in managing your business and if so, provide a quantified discussion of such measures. In this regard, you state in your risk factors that your continued growth will depend, in part, on your ability to attract and retain users and increase engagements. Alternatively, tell us what measures management uses to manage the business and disclose accordingly. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33- 10751.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has have revised the aforementioned disclosure in the Amendment to clarify the number of monthly active users by defining such term, and the number of users has been revised to reflect the number of 4.0 million users in the remainder of the Amendment. Furthermore, beginning on page 46 of the Amendment, the discussion of the Company’s business model has been revised to provide information regarding the key metrics used in managing the business, and a quantified discussion of such measures.

Our Business

The FANTOO Ecosystem, page 59

10.         Please clarify the source(s) for the rewards that you will provide to your users. Clarify whether you plan to purchase rewards with cash and/or goods and services bartered from your advertisers. Please provide further detail of your advertising customers and clarify if they are concentrated in any particular industry or geographic area.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the relevant disclosure in the Amendment in response to the Staff’s comment. In particular, on page 65 of the Amendment, the Company has included disclosure describing that any rewards that are sold by FANTOO within the FANTOO shop are purchased with cash by the Company and then listed and sold in the FANTOO shop. In addition, the Company advises the Staff that substantially all of its advertising customers are entertainment-related companies throughout Asia, and the Company currently plan to expand its scope of advertising within North America and Europe in accordance with geographic locations of users.

11.         We note that your FANTOO platform is primarily centered around user-created digital fan clubs focusing on various themes of K-Culture, and your KDG is meant to incentivize them to create content and be active users of the platform. Please clarify whether you will also have employees that create or moderate content, or if you believe that you will be heavily reliant on super content creators or volunteer moderators for the chat forums to drive content.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has approximately 25 employees that are organized into a number of teams that produce original content that is distributed within the FANTOO platform and available for purchase by its users. The Company has disclosed the role of these teams on page 64 of the Amendment.

12.         Please clarify whether any of your agreements involve sourcing for content or licensing for intellectual property. It is unclear if a fan club community would receive access to licensed music, video or other material that is not entirely fan created.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is negotiating an extension of its agreement with the Korean Music Copy Association (“KOMCA”), pursuant to which the Company licensed content provided by intellectual property holders and paid royalties to for any use of such content. The Company plans on entering into licensing agreements with additional intellectual property holders for similar transactions pursuant to which the Company will pay royalties for use of intellectual property. As such, users will have access to licensed intellectual property that is not entirely fan created so long as the Company has an agreement in place to use such intellectual property. The Company has revised the Amendment to disclose this information beginning on page 64.

13.         With respect to the user-to-user sales of items on your platform, please clarify the mechanics of how these transactions will occur, including the use of specific third party payment systems. Clarify if it is intended that KDG is meant to be the medium of exchange currently or in the future for these transactions, and if so, how you will earn your transaction commissions for such sales. Further, clarify your role in the logistics of the exchange, such as providing payment, shipping, or guaranteeing services to facilitate transactions.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that that for user-to-user transactions, a user can register items for sale, or search for items they may want to purchase, within the FANTOO platform. For user-to-user purchases, payment can be made either through a third-party payment system using credit cards, or by settling the total with the use of KDG. Settlement of the transaction will be made to the seller once the buyer confirms receipt of the item. For items that require shipping, the seller can ship the items directly, or utilize shipping services provided by Qxpress provided in partnership with FANTOO. When sales are made through the use of KDG, KDG will be used as a medium for exchange and the Company will charge between 7% and 15% of the value of the sale, as well as a service charge for deliveries made through FANTOO’s partnership with Qxpress. The Company has revised the Amendment to disclose this information beginning on page 65.

14.         Clarify your plan of operation, how much funds are necessary to implement your business plan and clarify how you intend to use your use of proceeds to fund the development of the FANTOO Ecosystem. We note your business section appears to describe functionality and services that are not yet available.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure of its plan of operation and intended use of proceeds to fund the development of the FANTOO Ecosystem beginning on page 41 of the Amendment.

15.         With respect to KDC, please provide a detailed explanation of how the initial coin offering and any subsequent primary offerings or sales were and, to the extent applicable, continue to be conducted in compliance with U.S. federal securities laws. For example, clarify if you relied on the exemptions under Regulation S. To the extent you relied on Regulation S, clarify what actions you took to prevent KDC from flowing back into the U.S. and to U.S. persons. If these primary offerings were conducted through offshore platforms, you should explain the policies and procedures of these platforms to ensure that KDC were not offered in the U.S. or to U.S. persons. Further, given that secondary sales of KDC appears to be available on offshore platforms, please provide a detailed explanation of how such platforms continue to restrict access into the U.S. or to U.S. persons.

Response

We acknowledge the Staff’s comment and advise the Staff that after the Divestiture Date, the Company has no further operations, issuances, or sales of KDC. The initial listing of KDC occurred in August, 2021 on LBank.com. In September 2021, KDC was additionally listed on XT.com, but was subsequently removed from LBank.com due to minimal trading volume. As of the time of the offerings, HBC was operated solely under the jurisdiction of the Republic of Korea, and there were no directed sales efforts to or by “U.S. Persons” (as defined by Regulation S, promulgated under the Securities Act) and neither platform permits U.S. Persons as customers. The Company therefore believes there were no sales of KDC to or by a U.S. person, or efforts to sell KDC to U.S. persons that would have subjected HBC to U.S. federal securities laws.

We further advise the Staff that in connection with its comment, the Company has reviewed both LBank.com’s and XT.com’s terms of service, support materials and engaged in direct communications with such platforms regarding their practices. Based on management’s information and belief, at the time of listing, neither LBank.com nor XT.com permitted U.S. Persons as customers. Both platforms continue to have terms of use (“TOS”) and processes that require identity verification and the provision of official documentation as part of the registration and/or onboarding process, and management believes that each platform’s respective TOS have been in place since the initial offering dates of KDC on each platform. Both platforms have stated either through communications with the Company and its representatives, and/or in the respective platform’s TOS, that they do not accept U.S. Persons either in the registration process to become customers or as customers. Exchanges can only occur on platform, and, since the Divestiture Date, the volume of KDC traded on XT.com has sharply declined to nominal values.

16.         As noted on page 28, you indicate that KDC may be traded on the public blockchain in peer-to-peer transactions. Please confirm that KDC was not programmed to restrict transfers in the U.S. or to U.S. persons and revise your disclosures to clarify.

Response

We acknowledge the Staff’s comment and respectfully advise the Staff that, due to the KDC Divestiture on the Divestiture Date, the Company no longer conducts or controls the operations, issuance or sales of KDC, including any maintenance related to the KDC blockchain. KDC may be traded on the public blockchain in peer-to-peer transactions. KDC is based on the Ethereum ERC-20 public blockchain standard, but KDC itself does not have smart contract capability or programming embedded into its associated blockchain and only represents a digital ledger. KDC transactions occur on the public blockchain and based on current technologies, the Company is unaware of any ERC-20 tokens that are on the public blockchain and restrict peer-to-peer transfers by jurisdiction.

17.         Please clarify if the FANTOO platform is currently or will be available in the U.S. and to U.S. persons, and whether U.S. persons may receive KDG as users. Further, clarify how KDG is valued within the platform for use after being distributed as a premium for content creation or activity.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the Amendment to note that the FANTOO platform is available in the United States and to United States persons, and that people within the United States do receive KDG as reward points due to KDG not being a coin but a reward point usable solely within the application. The Company has further added additional disclosures throughout the Amendment that KDG carries a fixed value of 100 Korean Won ($0.077 USD).

Kingdom Coin, page 60

18.         Please clarify the number of Kingdom Coins that have been issued and identify how they were issued, such as if you used any platforms for distribution. Further, clarify where the coins were issued and what steps were taken to prevent the offer and sale in jurisdictions, such as the U.S., where the offering was restricted. Disclose the consideration paid for the Kingdom Coins. Further, please identify the debt holders that exchanged the $9.4 million in company debt for Kingdom Coins. In addition, identify the country location or residency of each of the debt holders that received Kingdom Coins, and confirm that such exchange was permissible under South Korean law.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that 300,000,000,000 KDC were initially mined and held by HBC prior to the Divestiture Date, of which 348,679,380 KDC were issued to the individuals and for the extinguishment of the corresponding debt in the table below.

Debtholder	Type of Debt	Beginning balance of debt	Incurred debts	Number of KDC given	Extinguishing debts	Paid by other methods	Ending balance of debts

JOHN&PERRY, Ltd.	Non-trade payables	$-	$506,116	6,000,000	$253,058	$-	$253,058

Jungsin Gong	Bonds with warrants	590,468	-	4,250,000	342,868	247,600	-

Maidas AI Co.,Ltd	Bonds with warrants	1,687,052	3,795,867	33,333,333	843,526	843,526	3,795,867
	Interest expenses	-	67,804	2,679,387	67,804	-	-

Gyoungnam Park	Bonds with warrants	215,943	-	25,000,000	215,943	-	-

Kisung Park	Bonds with warrants	674,821	-	26,666,667	674,821	-	-
	Interest expenses	-	84,353	3,333,333	84,353	-	-

Donwook Lee	Short-term borrowings	3,711,514	-	60,000,000	927,879	2,783,635	-

Jinsook Jeong	Short-term borrowings	967,946	-	12,750,000	967,946	-	-

Hanoh Jeong	Bonds with warrants	2,193,167	-	35,000,000	1,518,347	674,820	-

Sewang Co.,Ltd	Non-Trade Payables	-	2,952,341	23,000,000	1,940,110	1,012,231	-

Junwoo Choi	Short-term borrowings	-	396,457	15,666,660	396,457	-	-
	Interest expenses	-	84,353	1,000,000	25,306	59,047	-

Chanhee Choi	Non-Trade Payables	-	1,687,052	100,000,000	843,526	843,526	-

The Company further advises the Staff that with the exception of John&Perry, Ltd., located in Hong Kong, all recipients of KDC were residents of, and located within, South Korea. The Company has revised the disclosures in the Amendment to include Note 15 to the Financial Statements to reflect the information above.

19.         Please clarify whether the debt holders that received KDC are located in countries that are not currently significant users of your FANTOO platform. Further, clarify whether any significant amount of KDC had been redeemed for FANTOO rewards or if there is a risk that the KDC will primarily be traded as a speculative digital asset versus providing or driving users to your platform to generate ad revenue.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that except for one debt holder located in Hong Kong, all debt holders that received KDC are located in Korea. As of the Divestiture Date, there had been no significant amount of KDC redeemed for KDG (or other FANTOO platform rewards), and due the KDC Divestiture, the Company does not believe there is a risk that KDG will be traded as a speculative digital asset.

User Reward System, page 60

20.         You indicate how 50% of the day’s total advertising net profits will be distributed, referring to 30% of distributions to users who are content creators and the remaining 20% to general users. Please revise to clarify whether the 30% and the 20% are portions of the 50%, or portions of the day’s total net profits.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the Amendment to indicate that the 30% and the 20% are portions of the 50% that will be distributed to users as rewards.

KDC's Relationship to KDG, page 61

21.         Clarify the company's intentions to issue KDC in exchange for KDG or other digital assets or fiat currencies on digital asset exchanges. In this regard, explain whether management plans to utilize KDC as a financing mechanism. Tell us what steps the company plans to take to limit the offer and sale of KDC to jurisdictions where the offer and sale is permissible.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, due to the KDC Divestiture on the Divestiture Date, the Company no longer has the ability to utilize KDC as a funding mechanism or otherwise control the offer and sale of KDC.

Technology, page 67

22.         With respect to KDC and KDG and its use of a blockchain technology, please provide a further description of the mechanics of how your Fandom chain operates for both types of digital assets. In particular, clarify whether it will be dependent on another blockchain and, if so, the risks and challenges related to such reliance, or whether it will run on its own blockchain and, if so, the risks and challenges related to developing and maintaining the blockchain.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that as of the Divestiture Date, KDC is no longer managed by the Company. KDG rewards are maintained on the FantooChain network based on the ERC-20 standard, as upgraded by the Company from time to time. Due to the fact that any improperly obtained KDG is traceable within the FANTOO ecosystem, there is less incentive for bad actors to engage in theft of KDG. We have modified “Risks Related To Our Digital Assets” in “Risk Factors” to more specifically address the Staff’s comments.

KDG rewards on the FANTOO platform no longer utilizes blockchain technology unless it is transferred to the FANTOO Wallet (see response to Comment 23 for further discussion on FANTOO Wallet). KDG received by users as rewards are transferred within the FANTOO platform application for digital services or products. When KDG rewards are either earned or spent on the FANTOO platform in a transaction, the transaction must be either debited or credited to the user’s account maintained by the Company. If a user is not accessing the FANTOO platform from the United States and certain other jurisdictions (the “Excluded Jurisdictions”), then the user will be able to transfer KDG from the FANTOO platform on to Fandom Chain through FANTOO Wallet. Once on Fandom Chain, the user will only be able to use KDG to swap for KDC or to transfer it to the user’s account on the FANTOO platform.

We have modified “Risks Related To Our Digital Assets” in “Risk Factors” to more specifically address your comments. The Company further advises the Staff that there is less incentive for bad actors to engage in theft of KDG, at least in any detectable size, since any improperly obtained KDG would be traceable within the FANTOO ecosystem and could be reversed by the Company for violating terms of use.

23.         Please provide more details of your digital wallet system for both KDC and KDG. Clarify whether you will hold KDC or KDG in inventory or for investment, and discuss the risks related to storing and maintaining these digital assets against risk of theft or loss.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

Inventory of KDG and KDC

The Company has, and intends to hold, KDG in inventory for: (i) distribution based on services delivered or engagement within the FANTOO platform; (ii) exchange for KDC; or (iii) partial reserves against issued KDG. Due to the KDC Divestiture, the Company has no inventory of KDC and has no plans to maintain any inventory of KDC in the future. In the event the Company decides to purchase and maintain a reserve inventory of KDC in the future, such inventory will be solely for the purposes of facilitating exchanges of KDC into KDG.

The FANTOO Wallet Application and Related Risks

The FANTOO Wallet is an application that operates separately and independently from the FANTOO platform. FANTOO Wallet will accept deposits of KDC, while the FANTOO platform will not. KDG accumulated within the FANTOO platform can be held in the specific user’s account on, and for use within, the FANTOO platform. Users accessing the FANTOO platform outside of the United States and certain other excluded jurisdictions (collectively, the “Excluded Jurisdictions”), have the option to download FANTOO Wallet separately from the FANTOO platform application; however, FANTOO Wallet is not available to download for individuals within Excluded Jurisdictions. Users residing outside of the Excluded Jurisdictions who have downloaded FANTOO Wallet can transfer KDG between the user’s FANTOO Wallet account and the FANTOO platform application account, as well as transferring KDC to and from the FANTOO Wallet to another blockchain address. Further, FANTOO Wallet enables users to swap between KDC and KDG tokens that are held in the same FANTOO Wallet account. FANTOO Wallet does not permit the exchange of either KDG or KDC for other digital assets.

As of June 22, 2022, the Company has divested itself of all KDC assets and operations. The Company no longer mines, issues or maintains KDC. Neither Hanryu Holdings and nor its subsidiaries have any affiliation with the acquiror of the KDC assets and operations. While FANTOO Wallet facilitates the exchange between KDG and KDC, the Company has blocked its availability within the Excluded Jurisdictions due to regulatory concerns. The Company believes there is less incentive for bad actors to engage in theft of KDG, at least in any detectable size, since any improperly obtained KDG would be traceable within the FANTOO ecosystem

We have modified “Risks Related To Our Digital Assets” in “Risk Factors” to more specifically address the Staff’s comments.

Executive Compensation, page 77

24.         We note that your sole named executive officer did not have any compensation in either fiscal year 2020 or 2021. However, your employment agreements for HBC appear to be effective in 2021. Please clarify whether your named executive officers have been accruing compensation since 2021 payable either through the holding company or its subsidiaries. Accrued executive compensation, including any equity grants, should be reflected in a summary compensation table or other appropriate tables.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the relevant disclosures in the Amendment in response to the Staff’s comment.

Description of Securities, page 84

25.         We note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please provide similar disclosure on page 37 in your risk factors section.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the forum selection provision in the Company’s Certificate of Incorporation (“Certificate”) does not apply to actions arising under the Securities Act of 1933, as amended (the “Securities Act”) and Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the federal securities laws.

In addition, the. Company has included the following disclosure on page 89 of the Amendment: “Such exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended.” The Company also respectfully advise the Staff that the Company has revised its disclosure to address any material risks or uncertainties that our shareholders may encounter as a result of the forum selection provision in our Certificate.

Report of Independent Registered Public Accounting Firm, page F-2

26.         Please revise to include an audit report as of and for the year ended December 31, 2021. Refer to Rule 2-02 of Regulation S-X.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has included the audit report as of and for the year ended December 31, 2021 in the Amendment, as requested.

Consolidated Financial Statements, page F-3

27.         We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

●

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

o	what role he or she takes in preparing your financial statements and evaluating
o	the effectiveness of your internal control;
o	what relevant education and ongoing training he or she has had relating to U.S.GAAP;
o	the nature of his or her contractual or other relationship to you;
o	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
o	about his or her professional experience, including experience in preparing
o	and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

●	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

o	the name and address of the accounting firm or organization;
o	the qualifications of their employees who perform the services for your company;
o	how and why they are qualified to prepare your financial statements or evaluate
o	your internal control over financial reporting;
o	how many hours they spent last year performing these services for you; and
o

the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

●

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or valuate your internal control over financial reporting, do not provide us with their names, but please tell us:

o	why you believe they are qualified to prepare your financial statements or
o	evaluate your internal control over financial reporting;
o	how many hours they spent last year performing these services for you; and
o

the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

Employees Responsible for Preparation of Company’s Financial Statements

The individuals primarily responsible for preparing and supervising the preparation of the Company’s financial statements and evaluating the effectiveness of the Company’s internal control over financial reporting are our accounting team, which consists of five, full-time employees. Of the five members, three of them are bookkeepers who record transactions. All records are approved by their superiors before finalized, following the company’s internal controls. The remaining two members are responsible for developing and implementing the Company’s internal controls. These two individuals also review and approve the ledgers and instruct bookkeepers how to adjust entries should they not be compliant with the Company’s internal controls. Once financial statements are available the accounting team prepares a financial report that is reviewed by the Chief Financial Officer, and the Chief Financial Officer evaluates the internal controls.

The Company’s accounting department are required to periodically take continuing education courses regarding U.S. GAAP and SEC rules and regulations. Each member of the accounting department is set to receive any notices sent out by the Financial Accounting Standards Board (“FASB”) to ensure each member is aware of all accounting standards updates and general announcements made by the FASB. Our accounting team has weekly meetings for case studies relating to third-party accounting issues.

The Company has further hired a certified public accountant as part of the accounting team whose function is to continue the training of the other members of the accounting team in accounting practices within the United States. While currently undergoing the renewal process of the certified public accountant process, she has over five years of experience in preparing financial statements in accordance with U.S. GAAP, as well as conversion to IFRS. She also has experience in auditing companies in regard to their internal controls, including evaluating the effectiveness of its internal controls, identifying deficiencies, and proposing remediation plans.

Retained Accounting Firms

We have retained two accounting firms in association with preparation of the Company’s financial statements and evaluation of internal controls over financial reporting:

(1)

MJ Partners, located at 2880 Zanker Road, Suite 203, San Jose, California, 95134. The individual who performs services for our company is a certified public accountant with over 15 years of experience in accounting for publicly traded companies, including experience in both the United States and ROC. The Company believes they are well qualified for in the preparation of the Company’s financial statements. The Company paid $11,000 in 2021 for services in the preparation of their 2021 financial statements. MJ Partners provided approximately 40 hours of consulting services; and

(2)

Ko & Yun, LLP, located at 2950 North Loop West, Suite 500 Houston, Texas, 77092. Ko & Yun, LLP has 20 years of experience and is one of the largest Korean-American accounting firms in the United States, and has the capability to handle comprehensive assignments in highly specialized areas, such as audit, review and financial services. The Company paid Ko & Yun, LLP, $15,000 for assistance in preparing its financial statements to be in compliance with U.S. GAAP as of and for the years ended December 31, 2019, 2020, and 2021. Ko & Yun, LLP has provided approximately 80 hours of services to the Company.

Individuals not Employees or Employed by Accounting Firm

The Company does not retain individuals who are not employees and are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

Consolidated Statements of Cash Flows Non-Cash Activity, page F-7

28.         Please revise your disclosures here or elsewhere in the Notes to explain what the following transactions relate to, how the amounts were determined and how they are consistent with other financial statement disclosures:

●	recognition of long-term loan in consideration for the sale of treasury stock;
●	reduction of accounts receivable by offsetting short-term borrowings;
●	reduction of long-term loans by offsetting bonds with warrants;
●	conversion to equity in bonds with warrants; and
●	conversion to equity by offsetting short-term borrowings.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the relevant disclosures in the Amendment in response to the Staff’s comment.

Notes to Consolidated Financial Statements, page F-9

29.         Please revise to include a discussion regarding the acquisition of K-Commerce, including the form of consideration paid and the fair value of the assets acquired and liabilities assumed. Also, clarify whether your 50.8% ownership is the percentage of voting equity interest and how you determined you acquired control of K-Commerce. In this regard, explain whether any other owner has control through contract, lease or other agreement. Refer to ASC 810-10-15-8 and 805-10-50-2.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised Note 3 of the Amendment accordingly. The Company’s 50.8% ownership is the percentage of voting equity interests, and votes on matters submitted to stockholders solely requires a majority of the voting interests, such amount being controlled by the Company. No other owner has control through contract, lease or other agreement.

30.         Please describe for us the transaction that resulted in the gain on bargain purchase of $222,357 and revise your disclosures as necessary.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, on October 3, 2021, the Company completed the acquisition of certain assets and liabilities related to Marine Island Co., Ltd. (“Marine Island”), pursuant to a purchase agreement between the Company and Sewang Co., Ltd. (“Sewang”), for the consideration of $270,530, paid in cash.

The fair value of the purchase consideration was allocated to the net tangible assets acquired. The Company accounted for this acquisition as the purchase of a business under U.S. GAAP pursuant to the acquisition method of accounting, and the assets and liabilities acquired were recorded as of the acquisition date at their respective fair values, and consolidated with those of the Company.

The fair value of the net assets acquired was $231,095. The excess of the aggregate fair value of the net tangible assets has been treated as a gain on bargain purchase in accordance with FASB Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. The purchase price allocation was based, in part, on management’s knowledge of Marine Island’s business. The valuation process included discussion with management regarding the history and business operations of Marine Island, a study of the economic and industry conditions and an analysis of the historical and projected financial statements and other records and documents.

The Company reviewed the assets and liabilities acquired and the assumptions utilized in estimating their fair values. Further revisions to the estimates were not deemed necessary and after identifying and valuing all assets and liabilities of the business, the Company concluded that recording a bargain purchase gain was appropriate and required under U.S. GAAP.

The Company then undertook a review to determine what factors might contribute to a bargain purchase and if it were reasonable for a bargain purchase to occur. Factors that contributed to the bargain purchase price were:

(1)

The transaction was completed with a motivated seller which abandoned the Seoul Marina project to concentrate on more important aspects of its business. As a strategic decision, Seller intended to sell off Marine Islands Co.,Ltd, which owned the rights to construct and occupy the Seoul Marina; and

(2)	Company took advantage of business downturn to negotiate a favorable price which was less than the value of the assets, acquired for a total purchase consideration of $8,738.

The Company has revised Note 3 of the Amendment accordingly.

Note 1 - Nature of Operations and Basis of Presentation Business, page F-9

31.         Please revise to ensure that you refer to Hanryu Bank Co., Ltd consistently throughout the filing. In this regard, we note that you refer to this entity as "HBC" on the cover page and throughout the forepart of this filing but then refer to Hanryu Bank in the financial statement footnotes.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the relevant disclosures in the Amendment in response to the Staff’s comment.

Going Concern, page F-10

32.         Please revise to clarify whether management has determined that substantial doubt exists about the company’s ability to continue as a going concern within one year of the date that these financial statements were issued. Also, include a discussion of management’s plans to mitigate the conditions or events that raise such doubt. Refer ASC 205-40-50-13.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the relevant disclosures in the Amendment in response to the Staff’s comment.

Note 2 - Significant Accounting Policies, page F-10

33.         Please revise to include the accounting policy for your cryptocurrency, KDC. Such policy should include when KDC became available, what rights the coin holders have and how they are valued. Also disclose where KDC is classified in the financial statements and explain to us, in detail, how such determination was made and what accounting guidance was considered. The policy should also describe how you account for KDC when a purchaser buys a coin and where the proceeds are recorded. Lastly, disclose the number of coins outstanding at the beginning and end of each period and the activity during each period, such as number issued, repurchased, cancelled, etc.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the Amendment accordingly by adding Note 16, which discloses the information requested by the Staff.

Revenue Recognition, page F-12

34.         Please revise to disclose the policy for recognizing revenue from the online product sales by K-Commerce.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised Note 2 of the Amendment accordingly.

35.         Please move your disclosure regarding the extinguishment of debt from the revenue recognition policy to Note 9 or wherever the related outstanding debt is disclosed, or explain, in detail, why you believe this transaction relates to revenue.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has moved the disclosure regarding extinguishment of debt from the revenue recognition policy to Note 15 of the Amendment.

Goodwill, page F-13

36.         You disclose that you could not find certain reasons to record goodwill of $12,293,276. Please revise to clarify whether such impairment was taken as a result of the first and second steps of the goodwill impairment test as detailed in ASC 350-20-35-3 to 35-19. Also, include a discussion of the facts and circumstances leading to the impairment other than you "could not find certain reasons to record goodwill." Refer to ASC 350-20- 50-2.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised Note 4 of the Amendment accordingly.

Earnings (Loss) Per Share, page F-14

37.         Please explain why loss on sale of investments and gain on sale of warrants are excluded from your calculations of earnings (loss) per share and provide us with the specific accounting guidance you considered.

Income Taxes, page F-14

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised Note 2 of the Amendment accordingly. Further, the Company calculates net loss per share in accordance with FASB ASC Topic 260, Earnings Per Share. Basic net loss per share has been computed by dividing net loss by the weighted-average number of common shares outstanding during the period. For the years ended December 31, 2021 and 2020, the Company reported net losses and, accordingly, potential common shares were not included since such inclusion would have been anti-dilutive. As a result, our basic and diluted net loss per share are the same because the Company generated a net loss in all periods presented.

38.         You state that you have recognized current and deferred tax at the end of the fiscal year. Please revise to include a footnote that addresses each of the disclosure requirements of ASC 740-10-50 as applicable.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised Note 2 of the Amendment accordingly.

Note 3 - Acquisition of RnDeep Co., Ltd., page F-16

39.         We note from Exhibit 2.1 that Munjung Kang was the CEO of both Hanryu Bank Co and RnDeep Co. Please tell us and revise your disclosures, as necessary, to describe all related party interests in the RnDeep transaction and ensure you address any relationship between Munjung Kang, Hanryu Holdings, its subsidiaries or any of your officers and directors. Also, provide us with a detailed analysis of the guidance considered in accounting for this transaction and specifically address how you considered whether this was a transaction of entities under common control pursuant to ASC 805-50-15. To the extent this is a business combination transaction, tell us how you considered whether Rule 3-05 and Article 11 of Regulation S-X financial statements are required and provide the calculations that support your consideration of each significance test in Rule 1-02(w) of Regulation S-X.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

Related-Party Interests

Munjoong Kang was the only related party in the acquisition of RnDeep Co., Ltd. (“RnDeep”) through its merger with HBC (the “RnDeep Acquisition”). Mr. Kang had no ownership interest in RnDeep, and controls approximately 21.5% of the voting power of the Company, and used to serve as the Chief Executive Officer of HBC and RnDeep. There are no other relations in regard to Mr. Kang’s affiliations with the Company’s subsidiaries, and no other related-parties that owned common shares of RnDeep.

Consideration Regarding Common Control

The Company determined that the RnDeep Acquisition was not a transaction of entities under common control under ASC 805-50-15, notwithstanding both entities having the same Chief Executive Officer, because: (1) no shareholder of HBC owned more than 50% of the outstanding voting shares of RnDeep; (2) no shareholder of RnDeep owned more than 50% of HBC; (3) HBC itself did not own more than 50% of the outstanding voting shares of RnDeep; (4) RnDeep did not own more than 50% of the outstanding voting shares of HBC; (5) all noncontrolling interests of RnDeep participated in the RnDeep Acquisition; and (6) there was no contemporaneous written agreement to vote a majority of the voting power of RnDeep in concert.

Consideration of Requirement to Provide Financial Statements

The Company, in considering whether Rule 3-05 and Article 11 of Regulation S-X financial statements are required, undertook the following calculations pursuant to Rule 1-02(w) of Regulation S-X:

Investment Test

Under amended Rule 1-02(w)(1)(i)(A) of Regulation S-X, when the investment test is performed in connection with an acquisition, the acquiror must compare the investment in the target to the aggregate worldwide market value of the acquiror’s common equity (known as “aggregate worldwide market value”). However, because the Company’s common stock is not publicly traded, and therefore an aggregate worldwide market value cannot be established, the investment amount must be compared to the acquiror’s consolidated total assets as of the end of the most recently completed fiscal year prior to the transaction. The purchase price paid in the RnDeep Acquisition was $1,975,058, and the Company’s total assets were $5,077,006 as of December 31, 2020, making the Company’s investment in RnDeep equal to 38.9% of its total assets. As such, the RnDeep Acquisition surprises the 20% threshold, but did not exceed the 40% threshold, requiring only financial statements for at least the most recent fiscal year and the most recent interim period, as specified in Rule 3-01 and Rule 3-02 of Regulation S-X.

Asset Test

As of December 31, 2020, RnDeeps aggregate value of its assets was $305,830, and the Company’s consolidated total assets equaled $5,007,006, making the aggregate assets of RnDeep equal to 6.1% of the consolidated assets of the Company. As such, the RnDeep Acquisition did not meet this test as the asset value was below the 20% significance level.

Income Test

Under Rule 1-02(w)(1)(iii)(A) of Regulation S-X, the income test includes a revenue component in order to reduce the instances in which a company with marginal or break-even income will have an acquisition deemed significant. The revenue component of the income test compares an acquiror’s share of the target’s consolidated total revenues compared to acquiror’s consolidated total revenues for the most recent full fiscal year. For the year ended December 31, 2020, RnDeep had no income from continuing operations. Therefore, the acquisition was below the 20% significance level.

Rule 8-01 of Regulation S-X

Rule 8-01 of Regulation S-X permits smaller reporting companies to apply Rule 3-06 of Regulation S-X. Pursuant to Rule 3-06(a)(2) of Regulation S-X, the filing of financial statements covering a period of nine to twelve months will be deemed to satisfy a requirement for filing financial statements required by Rule 3-05 where the issuer has made a significant business acquisition. As the Company provided audited financial statements for the year ended December 31, 2021, such period covering the nine-month period following the RnDeep acquisition, RnDeep’s audited financial statements for the most recent fiscal year of December 31, 2021, have been omitted.

40.         Notwithstanding your response to the previous comment, please address the following as it relates to the RnDeep acquisition:

●	Provide us with a breakdown of the consideration paid and how any assigned values were determined.
●	Explain why you have included treasury stock in the assets acquired and clarify what this relates to.
●

Tell us what the financial liabilities totaling $10,170,175 relate to, where such amounts are reflected in your financial statement if currently outstanding or how the liabilities were resolved, (e.g. paid in cash, converted into common stock, paid in other consideration, forgiven, etc.) if no longer outstanding.

●	Explain how you determined the fair value of financial liabilities assumed on the acquisition date.
●	Revise to further explain the purpose of this acquisition and why $12.1 million in goodwill was recognized and then subsequently impaired a few months later.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the Amendment to address the Staff’s comment, which revisions reflect the following:

Consideration Paid

The consideration in the form of HBC’s common shares paid in the RnDeep Acquisition was $1,859,319, constituting 4,150,000 common shares at a valuation of $0.45 per common share. The price per common share was determined pursuant to HBC’s most recent sales of common shares and the price of recently issued warrants. Additional consideration Company assumed certain bonds with warrants of RnDeep equal to $8,154,122. This value was determined by the face value of the bonds and the dollar value of the warrants to be issued.

The calculations for the total value of the consideration paid and liabilities assumed is set forth below:

Consideration
Equity instruments	1,859,319
RnDeep’s shares owned by HBC	1,032,819
Acquired Treasury Stock by RnDeep’s shares owned by HBC	(917,080)
Fair value of total consideration transferred	$1,975,058
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash	5,835
Short-Term Loan	74,373
Non-Trade Receivables	8,228
Prepaids	789
Lease Deposit	216,605
Short-Term Borrowings	(2,016,054)
Non-Trade Payables	(167,685)
Deferred Revenue	(21,103)
Bonds with Warrants	(8,154,122)
Goodwill	12,028,192
Total	$1,975,058

Treasury Stock

Treasury stock was included in the assets acquired as HBC held shares of RnDeep that, upon the consummation of the RnDeep Acquisition, were converted in 2,046,922 HBC’s own shares and therefore retained as treasury shares

Financial Liabilities

The financial liabilities totaling $10,170,175 relate to HBC assuming $2,016,054 in short-term borrowings, and $8,154,122 in bonds with warrants. Of the $8,154,122 in liabilities associated with bonds with warrants: (i) HBC was the holder of bonds with warrants with a value equal to $2,586,860, and offset such amount against the Company’s assets; (ii) $843,526 in bonds with warrants were repaid by distributing 33,333,333 KDC; and (iii) the remaining $4,723,736 was converted into 3,733,332 common shares of HBC at a purchase price of $1.27.

Determination of Fair Value of Assets and Financial Liabilities

Management is primarily responsible for determining the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed in the RnDeep Acquisition. Management considered a number of factors, including reference to a preliminary independent analysis of estimated fair values solely for the purpose of allocating the purchase price to the assets acquired and liabilities assumed. The analysis included a preliminary discounted cash flow analysis which estimated the future net cash flows expected to result from the respective assets acquired as of the consummation of the RnDeep Acquisition. A discount rate consistent with the risks associated with achieving the estimated net cash flows was used to estimate the present value of future estimated net cash flows.

Goodwill Analysis

Goodwill represents the excess of the purchase price of the acquired business over the acquisition date fair value of the net assets acquired. Goodwill recorded in connection with the RnDeep Acquisition is primarily attributable to expected synergies from combining the operations of HBC and RnDeep, and also includes residual value attributable to the assembled and trained workforce acquired in the RnDeep Acquisition.

In accordance with FASB ASC 350, the Company conducted and completed its annual goodwill impairment test as of December 31, 2021. The Company determined the amount of the total goodwill impairment following a two-step process outlined in ASC 350, and recorded $12,028,192 goodwill impairment loss.

Note 8 - Investments, page F-18

41.         Table (2) which lists the details of investments as of December 31, 2021 totals $3,780,957 and not $4,630,957 as disclosed. Please revise to resolve this discrepancy.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the Amendment to resolve the discrepancy.

42.         Please confirm, if true, that prior to the Bond and Right Management Contract (the Contract), Seoul Marina Co. Ltd. (SMC) owes $6 million to Sewang Co. Ltd (Sewang) for services rendered and amounts due under a construction loan to a third party or explain. Also, address the following as it relates to your "investment in" Seoul Marina Bond and Right Management Contract and revise your disclosures as necessary:

●	Tell us what the $2,052,669 investment represents and how it was determined.
●

Explain how the right to receive the $7,997,951 SMC debt owed to Sewang relates to the $6 million originally owed by SMC. Also, clarify what Sewang's "right to possession and use of Marine Project" means and how you recorded such "right" in your financial statements.

●	Tell us what the $4,330,998 of Marine Island debt owed to Sewang represents and how that relates to amounts outstanding prior to the Contract.
●	Explain what happened to the amounts owed by Sewang to a third party under the construction loan and if still outstanding, clarify who holds the debt obligation.
●	Clarify how the Contract impacted the Optimus lawsuit or the dismissal of such suit, if at all.
●	Tell us what form of consideration and amount was paid in this Bond, Stock and Right Management Contract.
●	Explain how you accounted for this Contract and the specific accounting guidance applied.
●	Clarify whether the 3.5 billion Korean Won acquisition of lease rights impacted this Contract and if so, how.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

Determination of Investment

Previously, the Draft Registration Statement inadvertently stated the wrong value and has been revised to reflect the proper amount of $2,935,658, which can be attributable to the Company’s value of the consideration attributable to the lien Sewang had on SMC for failure to pay construction-related fees in the approximate amount of $6.0 million (the “Lien”). The Lien is recognized in Note 9 as “Seoul Marina (Bond, Right Management)”, and included the right to possess and use the Seoul Marina facilities. While the Lien is for $6.0 million, the Company determined the fair value by calculating the present value of leasing the Seoul Marina facilities for free over 10 years.

For further clarification, the aggregate consideration paid by the Company for the rights and assets under the Contract was $2,952,341, allocated as follows: (1) $8,436 to the purchase of all the issued and outstanding common shares of Marine Island at a price of $0.80 cents per share; (2) $8,247 to the purchase of 9,777 common shares of SMC at a price of $0.80 per share, constituting 24.53% of the issued and outstanding common shares of SMC; and (3) $2,935,658 to the Lien, calculated by determining the present value of leasing the Seoul Marina facilities for free over 10 years.

Details Regarding Debt Obligations of SMC and Sewang

Due to defaults under the Seoul Marina project, SMC owed three separate and distinct obligations to Sewang: (1) approximately $6.0 million arises from default under a construction services agreement that gave rise to the Lien, a default by SMC to pay Sewang for construction-related services under such agreement in the approximate amount of $3.8 million, with accrued penalty interest of $2.2 million (applied from April 1, 2011 to January 1, 2021); (2) $4,108,855 arises from principal and default interest that accrued pursuant to a default under a long-term borrowing agreement between SMC and Sewang, entered into on September 24, 2014, and matured on December 31, 2019, for which SMC failed to repay; and (3) $3,888,996 arises from SMC’s default under a construction loan agreement with Standard Chartered Bank, guaranteed by Sewang, pursuant to which Sewang made the payment as guarantor and in turn received a claim against SMC for $3,888,996.

Rights to Possession and Use of Marina Project

As previously discussed, Sewang’s “right to possession and use of the Marine Project” is the Lien, a lien previously held by Sewang on the Seoul Marina facilities arising from SMC’s failure to pay Sewang construction related fees of approximately $6.0 million. The Company does not record the right in its financial statements due to the unlikely nature of the Lien being repaid, and if repaid, will cease to exist.

Marine Island Debt

Previously, the Draft Registration Statement inadvertently stated the $4,330,998 debt was owed from Marine Island to Sewang, but the Amendment has been revised to correctly to state that the right to collect the debt underlying the Lien was assigned from Sewang, into Marine Island, one of its subsidiaries prior to its acquisition by the Company. As such, this was an asset the Company acquired when it acquired 100% of the ownership of Marine Island, and did not affect the amounts outstanding prior to the Contract. The debt at the time was $4,330,998, but as increased to approximately $6.0 million due to the accrual of penalty interest.

Standard Chartered Bank Loan

Sewang previously guaranteed a loan to SMC by Standard Chartered Bank in the approximate amount of $17.0 million. SMC defaulted on this loan, and Standard Chartered Bank pursued its rights to repayment against Sewang. On June 17, 2015, Sewang filed for corporate rehabilitation due to financial distress. On February 22, 2018, the Korean court issued a determination that the obligation be reduced to $3,888,996 (the “Guaranty Amount”), which Guaranty Amount was paid by Sewang to Standard Chartered Bank. After Sewang’s payment of the Guaranty Amount, Sewang received a claim against SMC equal to the Guaranty Amount. Pursuant to the Contract, HBC now holds the debt obligation of SMC of the Guaranty Amount.

Impact of Optimus Lawsuit

The Contract did not impact either the Optimus Lawsuit or its dismissal.

Consideration Paid to Sewang

The aggregate consideration paid to Sewang for the rights and assets under the Contract was $2,952,341, allocated as follows: (1) $8,436 to the purchase of all the issued and outstanding common shares of Marine Island at a price of $0.80 cents per share; (2) $8,247 to the purchase of 9,777 common shares of SMC at a price of $0.80 per share, constituting 24.53% of the issued and outstanding common shares of SMC; and (3) $2,935,658 to the Lien, calculated by determining the present value of leasing the Seoul Marina facilities for free over 10 years. Sewang received $1,940,110 in the form of KDC, and the remaining $1,012,231 in the form of cash.

Accounting Guidance Applied to Contract

The Company recorded 100% of the issued and outstanding common shares of Marine Island (the “Marine Island Shares”) as affiliated stocks, and 9,777 common shares of SMC (the “SMC Shares”) as an investment, and the remaining Lien as other investments. Shares of SMC and Marine Island were calculated by number of shares multiplied by the par value of $0.80. The value of the Lien was calculated by determining the present value of the Lien on the assumption the Company would lease the Seoul Marina facilities for free for 10 years.

For the Marine Island Shares, the Company applied ASC Topic 805 as the Company owns more than 50% of the issued and outstanding shares of Marine Island, and the Company consolidates the financials statements. For the Seoul Marina Shares, the Company applies ASC Topic 350-20, and it is recorded as an investment by the cost method. For the Lien, the Company applies ASC Topic 320, and it is recorded as “other investments” by cost method. As of December 31, 2021, the Company found no reason to impair this investment.

Clarification Regarding Lease Rights

The acquisition of the Lien, and therefore the right to occupy the Seoul Marina facilities, was made pursuant to the Contract, and constitutes the aggregate consideration of $2,952,341 paid to Sewang for the rights and assets transferred thereunder. The Company has further revised the Amendment to reflect the above information.

43.         We note you list "Midas AI* (Convertible bond)" as an investment. Please revise to explain the “*” notation, what the investment represents and what consideration was paid to obtain such interest. Also, tell us whether this is a related party transaction and if so, revise your disclosures accordingly. In this regard, we note that Midas AI holds 14.57% of the company's voting common stock. Refer to ASC 850-10-50.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised Note 9 to clarify that the Company invested in bonds with warrants issued by Midas AI Co., Ltd. (“Midas”), for total consideration of $1,687,052 (the “Midas Bonds”). The form of consideration was a mix of: (i) warrants to purchase 666,666 common shares of HBC, valued at $843,526; and (ii) distribution of 100,000,000 KDC. The Company does not believe the acquisition of the Midas Bonds to be a related-party transaction under ASC 850-10-15 as management has determined that neither Midas or HBC own a majority interest in the other party, and neither Midas or HBC control the other by any methods including, without limitation, contract, lease, agreements between shareholders, or court decree.

Note 9 - Short Term Borrowings, page F-19

44.         You disclose on page F-12 that you made agreements with holders of HBC debt in the amount of $9,428,664 to extinguish such debt in exchange for the issuance of an equal value of your cryptocurrency, KDC. As a result, you recorded a gain on the settlement. Tell us and revise here to further explain this transaction and ensure you address the following:

●	whether and how the debt exchanged relates to amounts outstanding as of December 31, 2020, who were the holders of such debt and whether they were related parties;
●	how many KDCs were issued, how they were valued, and how such issuance was accounted for, noting the specific accounting guidance followed and how ASC Topics 470 and 606 were applied; and
●	why a gain was recorded when the debt was exchanged for the issuance of an “equal value” of KDC.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that KDC meets the definition of indefinite-lived intangible asset under ASC 350 as it is nonfinancial asset that lacks physical substance. Therefore, KDC was recognized and measured at historical cost. In addition, the company determined that KDC has indefinite life since there is no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of KDC in accordance with FASB ASC 350-30-35-4.

In August of 2021, the Company issued 300,000,000,000 KDC at no cost, and did not record its value on its balance sheet at the time of issuance since the Company had no acquisition cost associated with the KDC. From August 9, 2021 through November 16, 2021, the Company made agreements with holders of HBC debt in the amount of $9,428,664 to extinguish such debt in exchange for KDC. The Company accounts for such non-cash consideration at the time the Company entered into these transactions in accordance with the non-cash consideration guidance included in the ASC Topic 470 and 606. As a result, the Company recognized gain of settlement of debt of $9,428,664. Midas was the only shareholder, director, or officer of HBC to which KDC was issued in exchange for debt, although, as stated above, management does not believe the exchange to be a related-party transaction.

The Company has further revised Note 16 of the Amendment to include the requested disclosures.

Note 11 - Bond with Warrants, page F-20

45.         We note that you repaid certain bonds with warrants using cryptocurrency. Please revise to disclose the type of cryptocurrency used and how it was valued. To the extent you used Kingdom Coin, disclose where and how the issuance was recorded. If you did not use Kingdom Coin, tell us when you acquired the cryptocurrency used, whether you still hold any and if so, how and where it is reflected in your financial statements.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the Amendment to disclose that the bonds with warrants were repaid with KDC, which it valued as an intangible asset at no cost. The issuance was recorded as “other income” on the Company’s financial statements.

Note 12 - Fair Value Measurements, page F-21

46.         You disclose investments and bonds with warrants with fair values of $2,953,836 and $14,082,109, respectively, as of December 31, 2021. These amounts do not appear to be consistent with any of your other disclosures regarding investments or bonds with warrants or related amounts reflected on the balance sheet as of that date. Please revise or explain.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised Note 13 of the Amendment accordingly to ensure consistency regarding bonds with warrants.

Note 13 - Share Capital, page F-22

47.         You disclose that as a result of the transactions described, outstanding stock increased from 150,000 to 42,565,786, however, the shares outstanding on page F-6 total 41,745,786. Tell us what the difference of 820,000 shares relates to and revise your disclosures as necessary. In addition, on page F-6 you disclose “subscription deposits on new stock” totaling $5,590,609 in paid-in-capital. Please tell us and revise to disclose what this represents and clarify how this relates to the transactions described in this footnote.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the discrepancy was due to the exercise of 820,000 warrants for common shares of HBC. The Amendment has been revised to resolve the discrepancy and include the 820,000 additional shares issued pursuant to the exercise of the warrants.

Note 15 - Related Party Transactions, page F-24

48.         Please revise to disclose, in detail, all of the transactions with each individual related party person for each period presented. Such disclosure should separately include the amounts due to and due from the related party as of the beginning of each period, amounts loaned, amounts borrowed, amounts paid in cash, amounts received in cash, other consideration received or given, amounts converted to common stock, any other transactions, and the amount due to and due from the related party as of the end of each period presented. Please ensure that such amounts and disclosures are consistent with related party disclosures in other Notes as well as amounts reflected on the financial statements.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised Note 19 of the Amendment accordingly.

General

49.         Please clarify whether you believe KDG to be a security under Section 2(a)(1) of the Securities Act. If you determine it is not a security under Section 2(a)(1) of the Securities Act, please provide us with a sufficient legal analysis to support your belief.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe KDG to be a security under Section 2(a)(1) of the Securities Act, which defines the term “security” by enumerating a list of financial arrangements that Congress expressly intended to capture within the purview of the statute, of which KDG, as a reward point for the user of a platform, is not expressly listed among the enumerated examples.

As the U.S. Supreme Court has noted, the definition of a security must be “flexible rather than a static principle, one that is capable of adaption to meet the countless and variable schemes devised by those who seek the use of money of others on the promise of profits.” SEC v. W.J. Howey Co., 328 U.S. 293, 299 (1946). The Company acknowledges and agrees that the definition of a security under the Securities Act is and should be broad in its nature in order to protect the investing public. However, the Company’s issuance of KDG to its users is not intended to be, and does not operate as, securities.

Under Howey, the Supreme Court identified a four-part test to decide what would meet the definition of a security as follows: (1) whether there in an investment of money; (2) whether the investment is in common enterprise; (3) whether there is an expectation of profits; and (4) whether that expectation of profits is solely from the efforts of others.

Regarding the first prong of the test, a user is not required to make an investment of money to receive KDG. KDG is a form of “reward point” that can be earned simply by interacting with the FANTOO application, without an investment of money.

Regarding the second prong of the Howey test, the Company does not believe a common enterprise to exist with respect to KDG.

Subsequent to Howey, the courts have developed three tests to determine if a common enterprise exists. First, the horizontal approach addresses whether multiple investors pool funds into an investment and the profits of each investor correlate with those of the others. This is not the case with KDG, as even in the event users pool their KDG together, there is no monetary profit to be split among the users, and the users can only use those pooled KDG to purchase goods or services for the group as a whole, as described in more detail below under the third prong of the Howey test. Second, the vertical approach addresses whether the profits are tied to a promoter. This is also not the case here. Rather, if a user does make a profit, it will be as result of the user’s own efforts in creating or selling their own goods in exchange for KDG. Third, the broad vertical approach addresses whether the success of an investor depends on a promoter’s expertise. Again, this is not the case here, as the receipt of KDG depends on the user’s interaction with the FANTOO platform and not the actions of a promoter.

Regarding the third prong of the Howey test, the Company does not believe that there is or should be an expectation of profits relating to the collection of KDG.

The premise behind KDG is that it is intended as a “reward point” for the user’s interaction with the FANTOO platform. While there is a potential for a user to profit from selling goods or services within the FANTOO platform, the consideration for which may be KDG, the seller’s interest in the receipt of KDG is to be compensated for such goods and services, not as an investment opportunity that will appreciate in value or provide some sort of dividend. Further, while KDG may be convertible into a market-priced cryptocurrency in KDC, this is far from the primary objective of the KDG reward system.

Regarding the fourth prong of the Howey test, the Company does not believe that any profits relating to the collection of KDG will result solely from the efforts of others.

Subsequent to Howey, the courts have interpreted this prong to include any significant or essential managerial or other efforts relating to the success of the investment. While the Company and its subsidiaries will be responsible for maintaining the FANTOO platform which distributes KDG to users as a reward, the Company will in no way be involved in or responsible for any decision of any user with respect to how to spend KDG, or which goods or services to purchase or sell. These decisions will be made solely by a specific users based on such user’s personal desires and preferences with respect to the goods or services such user is purchasing.

As KDG is a reward point granted to each user based upon that specific user’s activities within the day, and not an investment in a common enterprise with a reasonable expectation of profits to be derived from the efforts of others, the Company believes no prong of the Howey test is triggered by the Company’s issuance of KDG. Therefore, the Company believes that KDG is not a security as defined by Section 2(a)(1) of the Securities Act.

50.         Please provide the staff supplementally with a detailed analysis of whether the company is an “investment company” as defined in Section 3(a)(1) of the Investment Company Act of 1940, as amended (“1940 Act”).

●

As part of that analysis, please provide a detailed analysis of whether the company’s holdings of investment securities had a value (as defined in Section 2(a)(41) of the 1940 Act) exceeding 40% of the value of the company’s total assets (exclusive of Government securities, as defined in the 1940 Act, and cash items) on an unconsolidated basis.

●

With respect to the analysis of the company’s holdings under Section 3(a)(1)(C) of the 1940 Act, please: (i) itemize what is included as a cash item and the value for each cash item individually; (ii) provide a detailed breakdown of any cash equivalents; and (iii) provide the staff with an unconsolidated balance sheet with asset values determined in accordance with Section 2(a)(41) of the 1940 Act.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that for the reasons discussed below, the Company is not an investment company for purposes of the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company intends to operate its business, including the business of its subsidiaries, to avoid being an “investment company,” as described below.

The Company is not an Investment Company

An entity generally will be deemed to be an “investment company” for purposes of the Investment Company Act if:

(1)	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities;

(2)	is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

(3)

is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

The Company is and holds itself out as a diversified holding company primarily engaged, through its direct and indirect operating subsidiaries, in the business of (a) developing a social media platform, the FANTOO mobile application, (b) operating the Seoul Marina, (c) creating content for the FANTOO platform, (d) developing artificial intelligence applications for within the FANTOO platform, and (d) e-commerce sales under K-Commerce Co., Ltd., a majority owned subsidiary. The Company and its subsidiaries are not, nor do they hold themselves out as, companies that are engaged primarily or proposes to engage primarily in the business of investing, reinvesting or trading in securities. As such, the Company is not an “orthodox” investment company that falls within the scope of Section 3(a)(1)(A) of the Investment Company Act (“Section 3(a)(1)(A)”). Likewise, the Company’s holdings in “investment securities” do not exceed 40% of the value of its total assets on an unconsolidated basis. As such, the Company is not an investment company that falls within the scope of Section 3(a)(1)(C) of the Investment Company Act (“Section 3(a)(1)(C)”). A more detailed analysis in support of these conclusions follows.

Section 3(a)(1)(A)

Whether an issuer is primarily engaged in the business of investing, reinvesting or trading in securities under Section 3(a)(1)(A) is a factual question. The SEC and the courts have developed a number of criteria to be used in determining whether an issuer is engaged primarily in a non-investment company business. See Tonopah Mining Co., 26 S.E.C. 426 (1947); see also SEC v. National Presto Industries, Inc., No. 05-4612 (7th Cir. 2007). Under these precedents, it is clear that the Company does not and will not fall within the definition of a Section 3(a)(1)(A) investment company. Each of the criteria is addressed below:

The Issuer’s Historical Development

The Company has positioned itself as a participant in three principal businesses – social media, entertainment, and e-commerce – through a series of strategic transactions. Since its inception in October 2018, the Company has formed a number of subsidiaries solely to pursue different areas in which the FANTOO platform will operate, including Hanryu Times, a news outlet for K-Culture, and FNS Entertainment, which creates content to be delivered within the FANTOO platform. In March 2021, the Company strategically acquired RnDeep in order to obtain RnDeep’s AI interface, the core of the Company’s future offerings within the FANTOO platform such as speech synthesis, curated content delivery, deepfake detection and blocking, and nudity detection and blocking. In October 2021, pursuant to the Company’s desire to offer e-commerce within the FANTOO platform, the Company strategically acquired its 50.8% interest in its majority owned subsidiary, K-Commerce. The emphasis of the Company is to be “hands-on,” by building its businesses to fit into the FANTOO ecosystem, where its management team has in-depth knowledge and experience.

The Issuer’s Public Representations Concerning its Activities

In the Company’s representations, statements and utterances, including those contained in the Draft Registration Statement, the Company has consistently held itself out as a holding company primarily engaged, through its direct and indirect operating subsidiaries, in the business of ((a) developing a social media platform, the FANTOO mobile application, (b) operating the Seoul Marina, which are the headquarters of the Company and its subsidiaries, (c) creating content for the FANTOO platform, (d) developing artificial intelligence applications for within the FANTOO platform, and (d) e-commerce sales under K-Commerce, a majority owned subsidiary.

The Activities of the Issuer’s Officers and Directors, and the Extent of Their Involvement in the Management of the Issuer

The Company’s officers and employees devote the bulk of their time and efforts to the control and oversight of the FANTOO platform and ecosystem. The officers and directors of the Company have historically spent and will continue to spend a de minimis amount of time making non-controlling investments for the Company and its majority-owned subsidiaries.

The Nature of the Issuer’s Present Assets

As discussed in further detail below, as of June 30, 2021, the Company estimates that less than 0.13% of the value of the Company’s consolidated total assets could be deemed to constitute “investment securities” (as such term is defined in Section 3(a)(2) of the Investment Company Act). While as of December 31, 2022 the Company possessed 299,651,320,620 KDC, on June 22, 2022, the Company transferred all KDC out of the Company and terminated its blockchain business. As such, all the Company’s assets are consistent with its three principal businesses, such as receivables, inventory and, most significantly, research and development. A more detailed discussion of the Company’s assets is provided in our analysis of the Company’s status as an investment company under Section 3(a)(1)(C) below.

Sources of the Issuer’s Present Income

For the years ended December 31, 2021, 100% of the Company’s total revenues were generated by its e-commerce business. In addition, for the year ended December 31, 2021 the Company reported a net loss of $11,239,899. Substantially all of the results were derived from the Company’s current operating businesses and associated marketing, general and administrative and research and development expenses (as compared with trading losses).

Based on these criteria, the Company is not an “orthodox” investment company that falls within the definition of an investment company set forth in Section 3(a)(1)(A).

Section 3(a)(1)(C)

As of December 31, 2021, the Company’s holdings in investment securities did not exceed 40% of the value of the Company’s total assets on an unconsolidated basis. As such, the Company is not an investment company that falls within the scope of Section 3(a)(1)(C).

Section 3(a)(1)(C) of the Investment Company Act defines an investment company as “any issuer which … is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” An “investment security” is defined in Section 3(a)(2) of the Investment Company Act as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act (emphasis added).”

Because the analysis contemplated in Section 3(a)(1)(C) (the “40% Asset Test”) is applied on an unconsolidated basis, in order to determine whether the Company falls within the definition of a Section 3(a)(1)(C) investment company, it is necessary to perform a “bottom-up” analysis of the Company’s organizational structure to identify which of the Company’s total assets constitute investment securities. The following is the Company’s analysis of the fair values of the various categories of assets of certain of the Company subsidiaries as determined in good faith by the Board of Directors of the Company in reliance on certain financial analyses.

Valuation Overview

The 40% Asset Test contained herein is presented based on the value of the assets of the Company, including the Company’s equity interest in K-Commerce, as of December 31, 2021.

Substantially all of the Company’s assets are held through HBC. HBC is wholly owned by the Company. As of December 31, 2021, the Company’s aggregate total value of its assets was approximately $8,573,616, of which HBC accounts for 100% of such total assets. Of HBC’s assets: (i) Marine Island contributed approximately $2,935,658, or 34.24%, of such assets by virtue of owning the rights to the Lien and the value of its lease holding deposits; (ii)  K-Commerce contributed approximately $867,400, or 10.12%, of such assets by virtue of the value of its tangible assets and accounts receivable; (iii) FNS contributed approximately $182,210, or 2.13%, of such assets by virtue of the value of its tangible assets and non-trade receivables; (iv) Hanryu Times contributed approximately $9,342, or 0.11%, of such assets by virtue of the value of its cash holdings; and (v) Fantoo Entertainment contributed approximately $4,138, or 0.05%, of such assets by virtue of the value of its non-trade receivable.  The remaining [$2,879,569] are assets owned by HBC itself, consisting of cash, short-term loan, long-term loan, tangible assets, and non-trade receivables.

As a result, the Company’s interests in HBC and the majority-owned subsidiaries of HBC are not investment securities because HBC is a wholly subsidiary of the Company, and HBC is not an investment company as defined in the Investment Company Act or a company that is relying on the exclusions provided in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. A majority-owned subsidiary of a person is a company 50% or more of the outstanding voting securities of which are owned by that person or by a company which is a majority owned subsidiary of that person. The only “voting securities” of the Company are ordinary shares of HBC, 100% of which are held by the Company. Accordingly, the HBC interests are assets of the Company that do not constitute investment securities.

As of December 31, 2021, the value of the Company’s investment securities represented approximately $1,695,299, or 19.77%, of the Company’s total assets of $8,573,616. Accordingly, the Company is not and will not be an investment company under Section 3(a)(1)(C).

51.         With respect to the company’s disclosures regarding KDC or KDG:

●	Does the company maintain an inventory of KDC or KDG? If so, please supplementally advise how the company accounts for KDC or KDG on its balance sheet.
●	Please provide the company’s analysis as to whether KDC and KDG are securities as defined in the Securities Act of 1933 and the 1940 Act.
●

If the company considers KDC and KDG to be securities as defined in the Securities Act of 1933 and the 1940 Act, please supplementally advise the staff whether the company could be considered to be engaged or primarily engaged in the business of trading in securities. See Sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act.

Response

The Company respectfully acknowleges the Staff’s comment and advises the Staff that the Company divested all of its KDC pursuant to the KDC Divestiture on the Divestiture Date. As such, the Company does not believe it needs to provide an analysis as to whether KDC is a security as defined in the Securities Act. Pursuant to the Company’s response to Comment No. 49, the Company does not believe KDG to be a security under the Securities Act. The Company intends to maintain an inventory of KDG in the near future, for which KDG will be recorded as unearned revenue and deducting advertising sales revenue in the financial statements.

52.         Please confirm whether you intend to operate your business in a manner that will permit you to maintain an exclusion or exemption from registration under the 1940 Act. If so, please provide us with a supplemental detailed analysis of:

●	the specific exclusion or exemption that you and each of your subsidiaries intend to rely on; and
●	how your and each of your subsidiaries’ business model will support that exclusion or exemption.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company intends at all times to operate its business in a manner as to not become inadvertently subject to the Investment Company Act by, among other things:

●

utilizing the net proceeds of the initial public offering to purchase all or substantially all of an acquisition target’s voting stock, and in no case purchase less than 51% of the voting stock (to avoid a minority investment in investment securities);

●

monitoring its operations and its assets on an ongoing basis in order to ensure that the Company owns no less than a majority of HBC and that HBC, in turn, owns no less than a majority of K-Commerce Co., Ltd. and other such subsidiaries with significant assets and operations; and

●

hiring “in-house” management personnel and employees with industry background and experience, rather than retaining investment managers in the “business” of investing in securities to manage the Company’s group of companies as if it were an investment portfolio.

53.         Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will supplementally provide all written communications that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

***

If you have any questions or would like to discuss our response, please contact the undersigned at (619) 795-7050.

Very truly yours, /s/ Daniel W. Rumsey Daniel W. Rumsey Partner Disclosure Law Group, a Professional Corporation

cc: Chang-Hyuk Kang

Chief Executive Officer

Hanryu Holdings, Inc.